SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ZymoGenetics, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

98985T 10 9

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

October 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg, Pincus Equity Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5(b) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5(a) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5(a) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5(a) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5(a) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (see Item 5(b) of this Schedule 13D)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (see Item 5(b) of this Schedule 13D)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5(a) of this Schedule 13D)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5(a) of this Schedule 13D)

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 12, 2008 (as amended by Amendment No. 1 thereto previously filed with the SEC on September 8, 2010, the “Original Schedule 13D”).  This Amendment No. 2 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy”, and together with WPEP, WP, WP LLC, WPP LLC and Mr. Kaye, the “Warburg Pincus Reporting Persons”).  Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC.  WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”).  WP, WP LLC, WPP LLC, Messrs. Kaye and Landy, and the Investors are referred to in this Amendment No. 2 as the “Group Members”.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender of Shares

Pursuant to the terms of that certain Agreement and Plan of Merger, by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Zeus Acquisition Corporation, a Washington corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), and ZymoGenetics, Inc., a Washington corporation (the “Company”), dated as of September 7, 2010 (the “Merger Agreement”), Merger Sub commenced the tender offer (the “Offer”) to acquire all of the outstanding shares of voting common stock, without par value, of the Company (“Company Common Stock”), at a price of nine dollars and seventy-five cents ($9.75) per share of Company Common Stock, net to the holder thereof in cash.  Pursuant to the terms of the Tender and Support Agreement, by and among Parent, Merger Sub, WPEP and WP, dated as of September 7, 2010 (the “Tender Agreement”), WPEP and WP tendered all of their 9,387,559 shares of Common Stock (the “WP Shares”) in the Offer.  The Offer expired at 12:00 midnight, New York City time, on October 7, 2010 and Merger Sub accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn in the Offer, including the WP Shares, in accordance with the terms of the Offer.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)           As a result of the transactions described in Item 4, none of the Warburg Pincus Reporting Persons beneficially own any shares of Company Common Stock as of October 7, 2010.

(b)           As a result of the transactions described in Item 4, none of the Warburg Pincus Reporting Persons beneficially own any shares of Company Common Stock as of October 7, 2010.

(c)           Except for the tender and acceptance of the WP Shares in the Offer as described in Item 4, no transactions in the Company Common Stock were effected during the past sixty days by any of the Warburg Pincus Reporting Persons.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2 of the Original Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Company Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Entities.

(e)           As a result of the acceptance of the WP Shares in the Offer, the Warburg Pincus Reporting Persons ceased to be the beneficial owner of more than 5% of the Company Common Stock on October 7, 2010.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010		WARBURG, PINCUS EQUITY PARTNERS, L.P.
		By:	Warburg Pincus Partners, LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

By:		/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: October 12, 2010		WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: October 12, 2010	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: October 12, 2010	WARBURG PINCUS PARTNERS, LLC
		By:	Warburg Pincus & Co,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: October 12, 2010

	By:	/s/ Scott A. Arenare
		Name:	Charles R. Kaye
		By:	Scott A. Arenare, Attorney-in-Fact*

Dated: October 12, 2010

	By:	/s/ Scott A. Arenare
		Name:	Joseph P. Landy
		By:	Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.